FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 2, 2015, announcing  that it has been selected by Delnet International Corp., a Philippine communications solutions provider, to provide a SkyEdge II network for 3G and GSM cellular backhaul for SMART Communications.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 2, 2015	By: /s/ Yael Shofar
Yael Shofar
Corporate Secretary

Delnet International Corp. taps Gilat
to provide cellular backhaul solution for SMART

Gilat will provide a bandwidth-efficient cellular backhaul solution for 2G and 3G sites of
SMART Communications in the Philippines

Petah Tikva, Israel, February 2, 2015 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced it has been selected by Delnet International Corp., a Philippine communications solutions provider, to provide a SkyEdge II network for 3G and GSM cellular backhaul for SMART Communications. SMART is a wholly-owned cellular network operator and Internet service subsidiary of the Philippine Long Distance Telephone company (PLDT).

As part of the project, Gilat will supply a SkyEdge II network segment, SkyEdge II Accent VSATs and related services. The majority of the VSATs will replace older SCPC modems that are currently in use.

The SkyEdge II Ku-band network will support both 2G and 3G BTS/Node B sites as part of a migration by SMART from older and less efficient VSAT solutions, and will provide improved bandwidth efficiency and higher throughputs.

“Gilat’s experience as a provider of cellular backhaul in this region speaks for itself,” said Delnet CEO Klaas Oreel. “Because Gilat’s solutions are field-proven, we have a track record by which to measure their capabilities.”

Gilat's SkyEdge II cellular backhaul solution enables network operators to significantly save on satellite capacity through the use of Dynamic Allocation Multiple Access (DAMA) capabilities which allocate satellite capacity to the site as required, resulting in OPEX savings.

The solution also includes sophisticated support of automatic uplink power control that compensates for rain attenuation without additional consumption of space segment, as well as strong QoS and policing, ensuring high quality even during periods of congestion due to excessive data traffic.

 "We have vast experience in deployments of this type for our customers in Asia,” said Stephane Palomba, Gilat Regional Vice President, Asia. “Our cellular backhaul solutions for 2G and 3G networks will ensure that SMART’s customers are well-positioned to receive reliable broadband coverage.”

About Delnet International Corp.
Delnet has been dedicated to supplying and servicing the communication and navigation needs of the maritime industry since 1998, and has more recently been addressing communications needs in the land and satellite communications markets in the Philippines.

Delnet provides advanced offshore and land-based niche solutions where traditional communication systems are not viable.

The company provides complete solutions for its clientele for telecommunication, information, tracking, security, and other technical networks so clients are free to focus on and build their core business.

Strengthened by strategic partnerships with trailblazing companies around the globe, Delnet has further diversified to give client-specific solutions to the fast-growing industries of mining, oil & gas, and power & energy.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233

Delnet International Corp.
Klaas Oreel
Klaas.oreel@delnetinternational.com

Cyril Bonabente (Cy)
Senior Public Affairs Officer, Public Affairs
0947-3370465 | 511-3104
CLBONABENTE@SMART.COM.PH